Page 1 of 41

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 6 - K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                           For the month of July, 2002



                                PLACER DOME INC.


                        Suite 1600, 1055 Dunsmuir Street
                     P.O. Box 49330, Bentall Postal Station
                           Vancouver, British Columbia
                                 Canada V7X 1P1

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F        Form 40-F   |X|
                                  -------          -------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes            No   |X|
                               -------        -------

                                    FORM 6-K
                                  EXHIBIT INDEX


         EXHIBIT                                                       PAGE NO.

Quarterly Report for the six month period
         ended June 30, 2002                                              3

     [PLACER DOME INC. LOGO]


     PLACER DOME POSTS RECORD FIRST HALF
     EARNINGS

     JULY 24, 2002


                                           -------------------------------------
                                                          JUNE 30
                                           -------------------------------------
                                               SECOND QUARTER     SIX MONTHS
                                           -------------------------------------
                                               2002     2001     2002     2001
  (ALL DOLLAR AMOUNTS REPORTED IN U.S. DOLLARS) $        $        $        $
  ------------------------------------------------------------------------------
   FINANCIAL (millions US$)
      Sales ................................    276      302      579      643
      Mine operating earnings ..............     74       89      170      182
      Net earnings .........................     42       33       85       49
      Cash flow from operations ............     81      101      180      222

   PER COMMON SHARE
      Net earnings .........................   0.13     0.10     0.26     0.15
      Cash flow from operations  (i) .......   0.25     0.31     0.55     0.68
  -----------------------------------------------------------------------------
   RETURN ON NET ASSETS (i) (ii) ...........    3.0%     2.6%     6.7%     4.4%
  -----------------------------------------------------------------------------
   OPERATING
   Placer Dome's share:
   Gold production (000s ozs) ..............    670      747    1,336    1,441
   Gold cash production costs ($/oz)(iii) ..    181      173      177      179
   Gold total production costs ($/oz)(iii) .    226      219      228      231
  -----------------------------------------------------------------------------


     FIRST HALF HIGHLIGHTS

     o    Cash flow from operations totals $180 million or $0.55/share.

     o    Mine operating earnings total $170 million.

     o Net earnings total $85 million or $0.26/share, record earnings for any PDG first half.

     o Placer Dome's forward sales program realized a $42/oz premium over the average spot price of gold of $302/oz for the first half of the year, contributing $54 million to gold revenue. As of June 30, 2002 the mark-to-market value of the precious metals program was $223 million at gold's closing price of $314/oz.

     o    Production totalled 1.3 million ounces of gold in the first half.

     o In the first half of the year, cash and total costs decreased slightly to $177/oz and $228/oz respectively, reflecting improved performances at Granny Smith, Bald Mountain and Campbell.

     o The Granny Smith mine in Australia continued to outperform current expectation, maintaining its excellent start to operations from the Wallaby pit. Production was up 58% over the same period last year due to Wallaby's higher grade. Over the course of 2002 Granny Smith expects to enjoy a 35% increase in production over 2001 levels.

     o The Bald Mountain mine in the U.S. reported a 48% increase in production over the year-earlier period due to improvements in leach pad solution chemistry leading to higher recovery.

     o Production at Canada's Campbell mine increased 9% over the same period last year due to significantly higher grades. Exploration of the new DC zone has been successful resulting in the addition of 122,000 ounces of new reserves, plus 375,000 ounces of resources*. As work on the DC zone continues, it is expected that additional resources will be converted into reserves as several zones below the 30 level have not yet been incorporated. By year-end, a life of mine plan incorporating the new zone is expected to be completed.

     o Placer Dome's share of production from the South Deep mine in South Africa increased 11% over the same period last year due to higher throughput, partially offset by lower grades. Production costs declined by 7% due to the increased production and the favourable impact of a weakening Rand relative to the U.S. dollar. The Rand slid 30% in value over the 12 months ending June 30, 2002. The first gold from South Deep's new 7,350-tonne/day mill was poured in mid-June. Sinking of the South Deep Main Shaft to a final depth of 2,990 meters has been completed and it will be fully commissioned in the latter half of 2003. In 2002, construction emphasis is being placed upon enhancing underground haulages, ventilation and service infrastructure to accommodate rising production volumes.

     o Placer Dome (CLA) and Kinross Gold completed the formation of the Porcupine Joint Venture in Timmins, Ontario on July 1, 2002. Placer Dome (CLA) owns 51% of and is operator of the new joint venture, which combines the Dome mine and mill with the Hoyle Pond, Pamour, Nighthawk Lake mines and the Bell Creek mine and mill, as well as an extensive land package of exploration claims. Ore from the Dome and Hoyle Pond mines is now being processed through the Dome mill. The combination of interests is expected to extend the production life of the Dome facilities. For the first half of the year, prior to the completion of the joint venture, production at the Dome mine was down 22% over the year earlier period due to mechanical problems that reduced mill throughput, plus lower grade. With the completion of integration activities, the Porcupine team will be working to optimize production from the combined operations.

     o On May 26, 2002, Placer Dome Asia Pacific launched a bid to take over AurionGold, Placer Dome's joint-venture partner on the Granny Smith and Porgera mines. The acquisition would give Placer Dome 100% of Granny Smith and 75% of Porgera and is expected to add 1 million ounces of new production annually for the next 10 years, as well as an extensive package of highly prospective exploration properties in the prolific Kalgoorlie region of western Australia. The offer remains open until August 7, 2002.

VANCOUVER, CANADA-- Placer Dome Inc. is pleased to announce net earnings of $42 million or $0.13/share in the second quarter of 2002 versus net earnings of $33 million or $0.10/share in the year-earlier period. Cash flow from operations totalled $81 million, down from $101 million in the second quarter of 2001. Mine operating earnings decreased to $74 million from $89 million in the year-earlier period, due to a lower contribution from copper earnings caused by lower copper prices, partially offset by higher gold mine operating earnings.

Sales revenue in the second quarter fell to $276 million from $302 million in the corresponding period, reflecting lower copper prices and lower gold production, offset by a higher realized gold price. Production in the quarter was 670,000 ounces versus 747,000 ounces primarily due to the closure of Kidston in July 2001 and lower production at Golden Sunlight and Misima as they approach the end of their mine lives. Copper production totaled 108 million pounds, up from 99 million pounds in the year-earlier period with cash and total costs rising slightly to $0.46/lb and $0.62/lb respectively from $0.45/lb and $0.56/lb respectively in the second quarter of 2001.

Placer Dome's forward sales program contributed $14 million to gold mine operating earnings in the second quarter, realizing a premium of $21/oz over the second quarter average spot price of $313/oz for an average price of $334/oz. As of June 30, 2002 based on the closing spot price of gold of $314/oz, the mark-to-market value of the precious metals sales program was $223 million.

Placer Dome President and CEO Jay Taylor was pleased with the company's robust performance this year. "We've generated record profits this year. We have completed the Porcupine joint venture with Kinross, we've launched a bid for AurionGold, our Minex program is adding reserves and we have projects in the pipeline. We have one of the strongest balance sheets in the business, the best forward sales program in the industry and we continue to generate substantial profits. Any way you measure us, PDG is adding value".

On July 24 the Corporation declared a dividend of $0.05 payable on September 23, 2002 to shareholders of record on August 23, 2002.

Placer Dome will host a conference call to discuss its second quarter results at 9:30 am EDT on Thursday, July 25. North American participants may access the call at 1-888-740-1130. International participants please dial (416) 641-6673. The call will also be webcast from the investor relations section of the Placer Dome website at www.placerdome.com.

Placer Dome expects to produce more than 2.5 million ounces of gold and 420 million pounds of copper in 2002.


                                      -end-


FOR FURTHER INFORMATION CONTACT: Brenda Radies (604) 661-1911

On the Internet: www.placerdome.com
                 ------------------


                                 CAUTIONARY NOTE

Some of the statements contained in this news release are forward-looking statements, such as estimates and statements that describe Placer Dome's future plans, objectives or goals, including words to the effect that Placer Dome or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to among other things, reserves, resources, results of exploration, capital costs and mine production costs could differ materially from those currently anticipated in such statements by reason of factors such as the productivity of Placer Dome's mining properties, changes in general economic conditions and conditions in the financial markets, changes in demand and prices for the minerals Placer Dome produces, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which Placer Dome operates, technological and operational difficulties encountered in connection with Placer Dome's mining activities, and labour relations matters and costs. "Placer Dome" is used in this news release to collectively mean Placer Dome Inc., its subsidiary companies and its proportionate share of joint ventures. "Placer Dome Group" or "Group" means collectively Placer Dome Inc., its subsidiary companies, its proportionate share of joint ventures and also companies for which it equity accounts. "Placer Dome Group's share" or the "Group's share" is defined to exclude minority shareholders' interest. The "Corporation" refers to Placer Dome Inc.


NOTES TO HIGHLIGHTS TABLE

(i) Cash flow from operations per share and return on net assets are non-GAAP measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities.

(ii) Return on net assets is defined as pre-tax earnings adjusted for the inclusion of equity earnings of associates and exclusion of long-term financing charges divided by net assets.

(iii)Cash production cost per ounce has been restated for the period ending June 30, 2001 to reflect the change in the Gold Institute Standard related to amortization of deferred stripping costs. Effective January 1, 2002, amortized amounts previously included in the non-cash component of production costs are now included in cash costs. The amount of amortized deferred stripping costs for the three months ended June 30, 2002 and 2001 were $15/oz and $22/oz, respectively, and for the six months ended June 30, 2002 and 2001 were $16/oz and $22/oz, respectively.

     *CAMPBELL MINE ORE RESERVES AND RESOURCES - JUNE 30, 2002


     The Campbell Mine Ore Reserve as of June 30, 2002 after depletion is 2,219 million tonnes at an average grade of 16.336 g/t Au and containing 1.166 million ounces. This compares with the December 31, 2001 ore reserve of 1,941 million tonnes at an average grade of 16.709 g/t containing 1.043 million ounces at a gold price of $US275. Raymond Swanson and Dan Gagnon, the employees responsible for the reserves and resources below are "qualified persons" as defined in National Instrument 43-101 of the Canadian Securities Administrators.


     TABLE 1: CAMPBELL MINE ORE RESERVE

     --------------------------------------------------------------------
                            Tonnes            Grade           Ounces
                           x 1,000           g/t Au          x 1,000
     --------------------------------------------------------------------
      Proven ..........        829           17.144            456.7

      Probable ........      1,390           15.854            708.8
     --------------------------------------------------------------------

     ====================================================================
      Total ...........      2,219           16.336          1,165.5
     --------------------------------------------------------------------


     TABLE 2: CAMPBELL MINE GEOLOGICAL RESOURCE (INCLUDING RESERVES)

     --------------------------------------------------------------------
                            Tonnes            Grade           Ounces
                           X 1,000           g/t Au          x 1,000
     --------------------------------------------------------------------
      Measured .........     1,766           18.115          1,028.9

      Indicated ........     2,671           14.478          1,243.3


     --------------------------------------------------------------------
      Sub Total ........     4,437           15.926          2,272.2
     --------------------------------------------------------------------
      Inferred .........     4,739            8.661          1,319.6
     ====================================================================
      Total ............     9,176           12.173          3,591.8
     --------------------------------------------------------------------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                  (U.S. dollars, in accordance with U.S. GAAP)


THROUGHOUT THIS DOCUMENT, PLACER DOME IS DEFINED TO BE PLACER DOME INC., ITS CONSOLIDATED SUBSIDIARIES AND ITS PROPORTIONATE SHARE OF UNINCORPORATED JOINT VENTURE INTERESTS. PLACER DOME'S SHARE IS DEFINED TO INCLUDE THE PROPORTIONATE SHARE OF RESULTS OF INCORPORATED JOINT VENTURES AND EXCLUDE MINORITY SHAREHOLDERS' PERCENTAGE OF RESULTS IN NON-WHOLLY OWNED SUBSIDIARIES.


                                    --------------------------------------------
                                                       JUNE 30
                                    --------------------------------------------
                                        SECOND QUARTER            SIX MONTHS
                                    --------------------------------------------
                                       2002        2001       2002        2001
--------------------------------------------------------------------------------
FINANCIAL ($ MILLIONS)
Sales .............................     276         302        579         643
Mine operating earnings
      Gold ........................      67          67        150         140
      Copper ......................       9          22         25          43
      Other .......................      (2)          -         (5)         (1)
--------------------------------------------------------------------------------
                                         74          89        170         182
--------------------------------------------------------------------------------
Net earnings ......................      42          33         85          49
Cash flow from operations .........      81         101        180         222
--------------------------------------------------------------------------------
PRODUCTION AND SALES VOLUMES
Gold (000s ozs)
      Group's share production ....     670         747      1,336       1,441
      Consolidated production .....     654         761      1,307       1,468
      Consolidated sales ..........     639         762      1,311       1,565
Copper (000s lbs)
      Production ..................  108,323      99,466    214,804     199,320
      Sales .......................   96,474     101,119    206,370     207,269
--------------------------------------------------------------------------------
AVERAGE PRICES AND COSTS
Gold ($/oz)
      Group's share price realized.     334         305        344         316
      London spot price ...........     313         268        302         266
      Group's share cash cost .....     181         173        177         179
      Group's share total cost ....     226         219        228         231
Copper ($/lb)
      Price realized ..............    0.72        0.76       0.72        0.78
      London spot price ...........    0.73        0.75       0.72        0.78
      Cash cost ...................    0.46        0.45       0.43        0.45
      Total cost ..................    0.62        0.56       0.59        0.57
--------------------------------------------------------------------------------

1.   OVERVIEW

o Consolidated net earnings in accordance with U.S. GAAP for the first half of 2002 were $85 million ($0.26 per share), compared with $49 million ($0.15 per share) for the same period in 2001. Return on net assets(i) for the period was 6.7% compared with 4.4% in 2001.

o Earnings before unusual items (i) were $86 million ($0.26 per share) for the first half of 2002, 41% up from 2001. This primarily reflects higher investment income, lower discretionary spending and a lower effective tax rate, partially offset by lower mine operating earnings.

                                                    ----------------------------
                                                               JUNE 30
                                                    ----------------------------
                                                     SECOND QUARTER  SIX MONTHS
                                                    ----------------------------
                                                       2002   2001   2002   2001
                                                        $      $      $      $
     ---------------------------------------------------------------------------
     Net earnings ...................................    42     33     85     49
     Unusual items, net of tax
       Unusual tax adjustments ......................     8      -     12      -
       Unrealized non-hedge derivative (gains) losses    (7)    (7)   (11)    12
     ---------------------------------------------------------------------------
     Earnings before unusual items (i) ..............    43     26     86     61
     ---------------------------------------------------------------------------
     Per common share ...............................  0.13   0.08   0.26   0.19
     ---------------------------------------------------------------------------

o Cash flow from operations for the first six months of the year was $180 million, 19% lower than the 2001 period as there had been a build-up of inventories in the first half of 2002 versus a draw-down in 2001.

o Under Placer Dome's precious metals sales program, the Corporation realized an average price of $344 per ounce for gold, a premium of $42 per ounce over the average spot price and contributing $54 million to revenue.

o Consolidated gold production decreased by 11% compared with the prior year period due primarily to the closure of the Kidston Mine in July 2001, reduced production from Golden Sunlight and Misima as they approach the end of their mine lives, partially offset by increased production at a number of operations. Despite the decrease in production, Placer Dome's share of unit total production cost declined by $3 per ounce to $228 per ounce, reflecting improved performances at the Granny Smith, Campbell and Bald Mountain mines. Consolidated copper production was up 8% and unit cash cost was down 4% compared with the prior year period.

o Placer Dome's share of gold and copper production in 2002, excluding the potential impact of the AurionGold Limited takeover, is targeted at over
     2.5 million ounces and 420 million pounds, respectively. Cash and total production costs for gold are estimated to be around $175 and $230 per ounce, respectively.

o In May, Placer Dome announced a takeover bid for the Australian gold producer, AurionGold Limited. If successful, the acquisition is expected to add approximately one million ounces to Placer Dome's annual production, increase the company's ownership in Granny Smith to 100% and Porgera to 75%, and provide significant land positions within the prospective Kalgoorie and Laverton regions of Western Australia. The bid remains open until August 7, 2002.

(i) Return on net assets is defined as pre-tax earnings adjusted for the inclusion of equity earnings of associates and exclusion of long-term financing charges divided by net assets. The measure of earnings before unusual items is to highlight those transactions and items that impact earnings which are non-recurring or unusual in nature. These are non-GAAP earnings measures that do not have any standardized meaning as prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other entities.

2.  FINANCIAL RESULTS OF OPERATIONS

----------------------------------------------------------------------------------------------------------------------------------
                                             PRODUCTION AND OPERATING SUMMARY
----------------------------------------------------------------------------------------------------------------------------------
                                              FOR THE SIX MONTHS ENDED JUNE 30                         ESTIMATED ANNUAL 2002
                             -----------------------------------------------------------------------------------------------------
                                                                          PLACER DOME'S SHARE
MINE            PLACER                  ------------------------------------------------------------------------------------------
                DOME'S SHARE      MINE     MILLFEED                     PRODUCTION     COST PER UNIT(2) PRODUCTION COST PER UNIT(2)
                                                                        ----------
               (% OF MINE       OPERATING   (000S    GRADE  RECOVERY   (OZS,     %       ($/OZ, $/LB)     (OZS,    ($/OZ, $/LB)
               PRODUCTION)     EARNINGS(1)  TONNES) (G/T,%)   (%)    000S LBS) CHANGE   CASH    TOTAL   000S LBS)  CASH   TOTAL
----------------------------------------------------------------------------------------------------------------------------------
GOLD
CANADA
Campbell          100%    2002     $   5      167    18.9     96.3     97,789    +9%    168      241     181,000    192    276
                          2001     $  (3)     253    11.7     94.1     89,471           233      312     178,139    281    363
----------------------------------------------------------------------------------------------------------------------------------
Dome (3)          100%    2002        (2)   1,673     2.4     91.8    118,663   -22%    245      328     300,000    199    264
                          2001        (1)   2,012     2.6     89.3    152,826           215      276     302,795    216    274
----------------------------------------------------------------------------------------------------------------------------------
Musselwhite        68%    2002      -         349     6.0     95.4     63,866   -19%    218      285     158,000    183    260
                          2001         1      446     5.8     95.0     79,008           183      252     158,988    186    256
----------------------------------------------------------------------------------------------------------------------------------
UNITED STATES
Bald Mountain     100%    2002         8    1,694     1.7     74.8     83,273   +48%    128      179     154,000    125    187
                          2001        (4)   2,086     1.5     65.4     56,102           264      349     108,393    293    386
----------------------------------------------------------------------------------------------------------------------------------
Cortez (4)         60%    2002        43    1,116     8.3     89.2    344,206    -4%    133      177     611,000    138    190
                          2001        41    1,058     9.3     91.6    358,390           119      154     712,850    112    150
----------------------------------------------------------------------------------------------------------------------------------
Getchell (5)      100%    2002       -        -        -        -      51,947    n/a    -        -        56,000      -     -
                          2001       -        -        -        -                       -        -         3,111      -     -
----------------------------------------------------------------------------------------------------------------------------------
Golden            100%    2002        (3)   1,132     1.5     77.5     41,316   -65%    339      372     127,000    182    211
Sunlight                  2001         7    1,188     3.8     81.8    118,015           103      210     195,507    116    233
----------------------------------------------------------------------------------------------------------------------------------
PAPUA NEW GUINEA
Misima (6)         80%    2002         8    2,310     0.9     88.9     59,233   -19%    180      201     111,000    205    233
                          2001         4    2,216     1.1     89.2     73,086           193      217     133,282    203    226
----------------------------------------------------------------------------------------------------------------------------------
Porgera            50%    2002         5    1,375     4.6     84.8    168,600   -15%    226      285     338,000    245    301
                          2001         4    1,504     5.0     80.9    197,649           209      243     380,311    195    270
----------------------------------------------------------------------------------------------------------------------------------
AUSTRALIA
Granny Smith       60%    2002        26    1,183     4.5     93.9    155,237   +58%    108      134     282,000    127    163
                          2001         8    1,160     2.9     90.7     98,102           203      215     208,306    275    284
----------------------------------------------------------------------------------------------------------------------------------
Kidston (7)        70%    2001         5    2,318     1.4     86.0     88,465           172      230     103,403    182    251
----------------------------------------------------------------------------------------------------------------------------------
Osborne (8)       100%    2002       n/a      724     1.0     79.7     19,016    -9%    n/a      n/a      33,000    n/a    n/a
                          2001       n/a      718     1.1     80.9     20,830           n/a      n/a      41,706    n/a    n/a
----------------------------------------------------------------------------------------------------------------------------------
CHILE
La Coipa (9)       50%    2002       -      1,570     1.0     84.1     43,545   +52%    217      299      94,000    210    292
                          2001        (2)   1,485     0.7     81.6     28,597           205      288      58,425    188    272
----------------------------------------------------------------------------------------------------------------------------------
SOUTH AFRICA
South Deep         50%    2002         7      418     6.9     96.8     89,038   +11%    185      219     199,000    170    208
                          2001         2      310     8.3     97.3     80,229           200      233     171,126    198    231
----------------------------------------------------------------------------------------------------------------------------------
Metals hedging revenue    2002        54
                          2001        76
----------------------------------------------------------------------------------------------------------------------------------
TOTAL GOLD (2)            2002     $ 150                            1,335,729    -7%    177      228   2,644,000    175    230
                          2001     $ 140                            1,440,771           179      231   2,756,342    185    244
----------------------------------------------------------------------------------------------------------------------------------
COPPER
Osborne (8)       100%    2002         5      724     3.4     95.9     51,991    +2%   0.45     0.57      93,400   0.56   0.66
                          2001         9      718     3.4     95.8     50,880          0.54     0.64     108,496   0.54   0.65
----------------------------------------------------------------------------------------------------------------------------------
Zaldivar          100%    2002        21    7,838     1.0     80.2    162,813   +10%   0.43     0.59     327,500   0.44   0.60
                          2001        33    8,548     1.2     66.5    148,440          0.42     0.55     308,664   0.42   0.56
----------------------------------------------------------------------------------------------------------------------------------
Metals hedging revenue    2002        (1)
                          2001         1
----------------------------------------------------------------------------------------------------------------------------------
TOTAL COPPER              2002     $  25                              214,804    +8%   0.43     0.59     420,900   0.47   0.61
                          2001     $  43                              199,320          0.45     0.57     417,160   0.45   0.58
----------------------------------------------------------------------------------------------------------------------------------
OTHER                     2002        (5)
                          2001        (1)
----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED MINE         2002     $ 170
OPERATING EARNINGS (1)    2001     $ 182
----------------------------------------------------------------------------------------------------------------------------------


Notes: Refer to page 15 of this report for the notes to the Production and Operating summary.

Mine operating earnings for the six months of 2002 were $170 million, a decrease of 7% or $12 million over 2001 due to lower contribution from copper.

Gold operating earnings increased by 7% to $150 million in the first half of 2002 compared with 2001 due to higher realized prices and lower costs, partially offset by lower sales volume. Gold sales revenue for the first half of 2002 was $440 million compared with $490 million in the prior year period, a decline of 10% reflecting a $28 per ounce increase (or 9%) in the average realized price, offset by a 16% decline in sales volume. The higher sales volume in 2001 reflected a draw-down of inventory whereby sales were 97,000 ounces higher than production in the period. Consolidated gold production for the first half of 2002 decreased by 11% to 1,307,000 ounces over the 2001 period. The decrease is primarily due to the closure of the Kidston Mine in July 2001, reduced production from the Golden Sunlight and Misima mines as they approach the end of their mine lives, partially offset by increased production at a number of operations. Placer Dome's share of cash and total production costs per ounce for the six-month period were $177 and $228, respectively, compared with $179 and $231 in the 2001 period. The overall decline in Placer Dome's cash and total production costs is attributed to improved performances at the Granny Smith, Campbell and Bald Mountain mines.

Copper operating earnings of $25 million in the first half of 2002 were 42% lower than 2001 primarily due to lower realized prices. Copper sales revenue for the six-month period was $137 million compared with $150 million in the 2001 period reflecting an 8% decline in the average realized price and slightly lower sales volume due to an eight million pound build-up of copper inventory. Consolidated copper production in the first half of 2002 was 214.8 million pounds (97,430 tonnes), up 8% from the prior year period. Placer Dome's share of cash and total production costs per pound of copper for the period were $0.43 and $0.59, respectively, compared with $0.45 and $0.57, respectively, in 2001. The slight increase in total production costs reflects improved operating efficiencies at Osborne, offset by higher costs and depreciation charges at Zaldivar.

CANADA

o Following the completion of the revised mine plan in October 2001, production at the CAMPBELL MINE in the first six months of 2002 increased by 9% from the prior year period due to a 62% increase in grades, partially offset by a 34% decline in throughput. Initial exploration drilling on the DC Zone was completed in the first quarter and has resulted in the addition of 122,000 ounces of new reserves and 375,000 ounces of resources. Work continues on the DC zone and it is expected that additional reserves will be added by year end. A complete life of mine plan incorporating the new zone is also expected by the end of the year.
o At the DOME MINE, production in the first half of 2002 was 22% lower than the prior year period due to mechanical problems with the crushing and conveying circuit and lower grades. Effective July 1, 2002, Placer Dome
     (CLA) Limited ("PDCLA") and Kinross Gold Corporation ("Kinross") formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, the Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. The objective is to increase value by combining Dome's modern operations with Kinross' large and highly prospective land package that is expected to extend the productive life of the Dome facilities. PDCLA owns a 51% interest in and is the operator of the joint venture. The immediate focus will be on optimizing production from the combined operations, with the estimated production and costs for the second half of the year being made available in the third quarter. Annualized production for 2002 will likely be less than the 300,000 ounces as currently disclosed.
o At the MUSSELWHITE MINE, Placer Dome's share of production for the first half of 2002 was 19% lower than the prior year period due to unplanned production interruptions and delays in the commissioning of the new conveyor and crushing system. Accordingly, unit cash cost was higher, but is expected to improve in the second half, along with production levels, following the commissioning of the underground crusher and conveyor in July.

UNITED STATES

o Placer Dome's share of production from the CORTEZ MINE in the first six months of 2002 declined by 4% compared with the 2001 period due primarily to lower carbonaceous ore sales. This trend is expected to continue for the remainder of the year with gold production in 2002 estimated to be 14% lower than 2001. Cash production cost per ounce is expected to rise by about 23% to $138 per ounce due to higher costs associated with South Pipeline.
o At the BALD MOUNTAIN MINE, production in the first half of 2002 was about 27,000 ounces (or 48%) higher than the prior year period due to improvements in leach pad solution chemistry leading to higher recovery and increased carbon column capacity.
o With GOLDEN SUNLIGHT approaching the end of its mine life, gold production in the first half of 2002 was 65% lower than the 2001 period. Milling of stockpiled ore will essentially be completed by July 2002 when the pit ramp will then go into production. Also, a proposal for underground mining was approved in the quarter. Work commenced in June and the project is expected to contribute ore over a six to twelve month period.

AUSTRALIA AND PAPUA NEW GUINEA

o At the PORGERA MINE, Placer Dome's share of production in the first six months of 2002 was 15% below 2001 levels due to lower grades and throughput. Re-commencement of underground mining, which was suspended in 1997, is underway and is expected to contribute ore by the fourth quarter of this year. In 2002, Placer Dome's share of gold production is expected to be around 338,000 ounces, 11% lower than 2001. Unit cash and total costs in 2002 are expected to rise to $245 and $301 per ounce, respectively, due to the reduced production level.
o At the GRANNY SMITH MINE, Placer Dome's share of production for the first half of 2002 was about 57,000 ounces (or 58%) higher than the prior year period due to the commencement of production from the higher grade Wallaby deposit in the fourth quarter of 2001. Both the Sunrise and Jubilee pits were depleted during the first quarter. In 2002, production is expected to increase by 35% over 2001 levels with the Wallaby deposit reaching full production capacity.

SOUTH AFRICA

o At the South Deep Mine, Placer Dome's share of production for the first half of 2002 was 11% higher than the prior year period due to higher
     throughput,   partially  offset  by  lower
     grades. Unit cash and total production costs declined by about 7% due to the increased production and the favourable impact of a weakening Rand relative to the U.S. dollar, which declined in value by about 30% over the 12-month period ended June 30, 2002.
o In 2002, construction activity has been focused on enhancing underground haulages, ventilation and service infrastructure to accommodate rising production volumes. During the first half of the year, the main shaft was completed to its ultimate depth of 2,990 meters and the new 7,350 tonnes per day mill was commissioned with its first gold poured in June. In May, a new life of mine plan for South Deep was completed. Commissioning of the main shaft is now planned for late 2003, with full operation by 2004, and the vent shaft is expected to be commissioned in the fourth quarter of 2003. Placer Dome now expects gold production (100%) will gradually ramp up from 400,000 per year in 2002 to 700,000 ounces per year by 2007, averaging 600,000 ounces per year over this five-year period. Beyond 2007, production is expected to exceed 750,000 ounces per year.
o Cash and total cost estimates for 2002 remain unchanged at approximately $170 and $208 per ounce, respectively, with cash cost expected to be 14% lower than 2001 due to higher local currency costs being offset by favourable exchange rate movements. Factors impacting costs during 2002 include higher throughput, lower average grades, as well as higher labour costs. Over the following five years, Placer Dome expects cash and total costs to average about $145 and $180 per ounce, respectively. Longer term, after full production is achieved, cash and total costs are expected to average about $135 and $175 per ounce, respectively.
o In June 2002, the draft Mineral and Petroleum Resources Development Bill (the "Bill"), which was issued by the Department of Minerals and Energy in December 2000, was passed by the National Assembly and the National Council of Provinces of the South African Parliament. The Bill is currently before the President for assent. The significant parts of the Bill included amendments to the ownership structure of mineral rights as well as the ownership of unutilized mineral rights that are not part of the current Mining Authorization. It is not expected that the Bill will have a significant impact on the current operation or future development of South Deep. The Bill also provides for the payment by mining rights holders of a state royalty to be prescribed in a separate Act of Parliament. To date, no bill (the "Money Bill") for such an Act has been tabled in Parliament or released for public comment. The Corporation will monitor the introduction and progress of the Money Bill and assess its impact, if any, on the operations of South Deep.

CHILE

o At the ZALDIVAR MINE, copper production for the first six months of 2002 increased by 10% due to higher recovery. In 2002, production is targeted at
     327.5 million pounds (148,550 tonnes), 6% higher than 2001 due to a higher percentage of faster leaching oxide ore and recovery improvements implemented during 2001. Cash and total costs are expected to rise to $0.44 and $0.60 per pound, respectively, due to higher costs and depreciation charges.

3.  OTHER INCOME AND EXPENSES

Discretionary spending on general and administrative, exploration, technology, resource development and other totalled $56 million in the first half of 2002, a decline of 11% from $63 million in the year-earlier period. During the first quarter, Placer Dome completed a Special Lease Agreement with the Government of the Dominican Republic to develop the Pueblo Viejo gold project. Approval of the agreement is still pending by the Dominican Congress.

Non-hedge derivative gains in the first six months of 2002 were $13 million (2001- loss of $22 million). Included in this amount is net unrealized gains of $17 million (2001 - loss of $17 million) related to the mark-to-market value changes on foreign currency forward and option contracts covering future periods. The positive impact during this six-month period primarily reflects a strengthening of the Australian dollar relative to the U.S. dollar since the end of 2001.

Investment and other business income in the first six months of 2002 were $21 million, compared with $14 million in the year-earlier period. The increase is due to gains on the sale of various assets and foreign exchange gains.

Interest and financing expenses were $32 million and $35 million in the first half of 2002 and 2001, respectively, reflecting approximately $80 million of debt reduction from June 2001. In addition, there was $3 million of interest capitalized in each of the current and prior year period.

Excluding the impact of certain unusual tax adjustments, the effective tax rates on pre-tax accounting earnings were 17% and 29% for the first six months of 2002 and 2001, respectively. The decline in the effective tax rate reflects, in part, tax rate reductions in a number of jurisdictions where Placer Dome's operations are located.

4.  FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES


Cash flow from operations decreased by $42 million to $180 million in the first half of 2002 compared with the corresponding period in 2001. The decrease of 19% reflects an increase in the investment in non-cash working capital and lower copper earnings. The net increase in non-cash working capital in 2002 primarily reflects a build-up of product inventory as well as net movements in receivables and payables due to the timing of sales, receipts and payments. Also in 2001, there was a significant draw-down in inventory with sales being 97,000 ounces higher than production in the six-month period.

Expenditures on property, plant and equipment in the first six months of 2002 amounted to $75 million, a decrease of $43 million compared with the 2001 period. The expenditures included outlays of $19 million (2001 - $33 million) for Placer Dome's share of development costs at the Porgera and Granny Smith mines and $23 million for the main shaft and underground development at the South Deep Mine (2001 - $20 million).

Consolidated current and long-term debt balances at June 30, 2002 were $808 million, compared with $844 million at December 31, 2001. Financing activities in the first six months of 2002 included net long-term debt and capital lease repayments of $34 million (2001 - nil), short-term debt repayments of $2 million (2001 - borrowings of $9 million), redemption of minority interest related to the investment in Kidston Mine of $5 million (2001
- nil), and dividends of $17 million (2001 - $20 million). Also, there was the receipt of $23 million in the first half of 2002 related to the issuance of common shares on the exercise of stock options, an increase of $21 million from the corresponding period in 2001.

On June 30, 2002, consolidated cash and short-term investments amounted to $515 million, an increase of $76 million from the beginning of the year. Of the consolidated balance of cash and short-term investments, $492 million was held by the Corporation and its wholly owned subsidiaries and $23 million by other subsidiaries. Placer Dome also has approximately $724 million of undrawn bank lines of credit available.

5.  FORWARD SALES, OPTIONS AND OTHER COMMITMENTS

Placer Dome enters into financial agreements with major international banks and other international financial institutions in order to manage underlying revenue and cost exposures arising from fluctuations in commodity prices, foreign currency exchange rates and interest rates. Contracts include forward sales and options, which, with the exception of sold, call and put options, commit counterparties to prices payable at a future date. See note 6 of the unaudited interim consolidated financial statements for detailed allocation of the metals sales and currency programs.

At the end of the first half, Placer Dome has a net commitment of 8.5 million ounces of gold under its gold sales program, or approximately 20% of reserves, at an average price of approximately $400 per ounce for delivery over a period of 15 years. On June 30, 2002, based on spot prices of $314 per ounce for gold and $4.82 per ounce for silver, the mark-to-market value of Placer Dome's precious metals sales program was approximately $223 million, a decrease of $267 million from $490 million at the end of 2001 (at spot prices of $277 per ounce for gold and $4.53 per ounce for silver). The amount reflects the value that could have been received from counterparties if the contracts were closed out at the end of June 30, 2002. It is not an estimate of future gains which depend on various factors including interest rates, gold lease rates and the then prevailing spot price. The period-over-period change in the mark-to-market value of Placer Dome's precious metals sales program is detailed as follows:

                                                        -----------------------
                                                                    $
-------------------------------------------------------------------------------
Mark-to-market value at December 31, 2001                          490
Value realized                                                     (56)(i)
Change in spot price                                              (252)
Positions added                                                     (4)
Accrued contango                                                    61
Change in volatility and interest rates                            (16)
-------------------------------------------------------------------------------
Mark-to-market value at June 30, 2002                              223
-------------------------------------------------------------------------------
(i) Includes $2 million related to La Coipa, an equity accounted for investment.

For the copper sales and currency derivative programs, had Placer Dome closed out its forward and option contracts on June 30, 2002, the cost would have been approximately $2 million

(based on a spot copper price of $0.75 per pound) and $6 million (based on foreign exchange rates of CAD/USD - 1.5187; AUD/USD - 1.7655), respectively.

6.  OUTLOOK

Placer  Dome's share of gold and copper  production  in 2002 is targeted at over
2.5 million ounces and 420 million pounds, respectively. Cash and total production costs for gold are estimated to be around $175 and $230 per ounce, respectively.

In 2002, Placer Dome's share of capital expenditures are anticipated to be about $160 million, including $52 million at South Deep for the shaft, mill and underground development, $23 million at Porgera for Stage 5 and underground development and $16 million at Cortez for new heap leach infrastructure. Exploration expenditures in 2002 will be approximately $45 million with $23 million allocated to mine sites. Placer Dome also plans to spend approximately $10 million on research, development and technology advancement.

7.  CANADIAN GAAP

The Corporation also prepares a management's discussion and analysis and interim financial statements in accordance with Canadian generally accepted accounting principles ("GAAP") as included in note 9 to the unaudited consolidated financial statements.

NOTES TO THE PRODUCTION AND OPERATING SUMMARY ON PAGE 8:

(1)Figures represent 100% of the results of mines owned by the Corporation and its subsidiaries and a pro-rata share of joint ventures. "Consolidated operating earnings", (and the related sub-totals), in accordance with accounting principles generally accepted in the United States, exclude the pro-rata share of La Coipa, a non-controlled incorporated joint venture. Mine operating earnings comprises sales, at the spot price, less cost of sales including reclamation costs, depreciation and depletion for each mine, in millions of United States dollars

(2)Components of Placer Dome's share of cash and total production costs in accordance with the Gold Institute Standard:
                                                     ---------------------------
                                                               JUNE 30
                                                     ---------------------------
                                                     SECOND QUARTER   SIX MONTHS
                                                     ---------------------------
                                                      2002   2001   2002    2001
                                                      $/OZ   $/OZ   $/OZ    $/OZ
   -----------------------------------------------------------------------------
   Direct mining expenses ...........................  164    167    159    173
   Stripping and mine development adjustment (i) ....    5     (1)     5      -
   Third party smelting, refining and transportation     1      1      1      1
   By-product credits ...............................   (2)    (1)    (1)    (1)
   -----------------------------------------------------------------------------
   Cash operating costs .............................  168    166    164    173
   -----------------------------------------------------------------------------
   Royalties ........................................   10      4     10      4
   Production taxes .................................    3      3      3      2
   -----------------------------------------------------------------------------
   Total cash costs .................................  181    173    177    179
   -----------------------------------------------------------------------------
   Depreciation .....................................   35     35     41     39
   Depletion and amortization (i) ...................    6      3      6      5
   Reclamation and mine closure .....................    4      8      4      8
   -----------------------------------------------------------------------------
   Total production costs ...........................  226    219    228    231
   -----------------------------------------------------------------------------
   (i) Effective January 1, 2002, Placer Dome is classifying the amortization of deferred stripping costs as cash cost instead of non-cash cost in accordance with the Gold Institute's revised disclosure standard. Prior year's cash production costs have been restated for comparative purposes. The mines that were impacted by this change are the following with their first half 2001 deferred stripping cost per ounce as indicated: Bald Mountain ($48/oz), Cortez ($64/oz), Golden Sunlight ($22/oz), Porgera ($32/oz) and La Coipa ($5/oz).

(3)Placer Dome's wholly owned subsidiary, PDCLA, completed an agreement with Kinross to form the Porcupine Joint Venture that would combine the operations of Dome Mine with certain operations of Kinross effective July 1, 2002. The 2002 Estimate for Dome has not been adjusted to reflect the formation of the Porcupine Joint Venture. A review of the estimated production and costs for the second half of the year will be available in the third quarter to reflect operating experience of the combined operation. Annualized production for 2002 will likely be less than the 300,000 ounces as currently disclosed. See the Financial Results of Operations section, under Canada, of the Management's Discussion & Analysis for more information.

(4)For the six months ended June 30, 2002, included in gold production is 30,335 ounces (June 30, 2001 - 43,728 ounces) related to the sale of carbonaceous ore, the effect of which has been excluded from the determination of unit cash and total production costs due to the absence of milling costs.

(5)Production from the Getchell Mine relates to third party ore sale.

(6)Silver is a by-product at the Misima Mine. For the six months ended June 30, 2002, Misima produced 341,000 ounces of silver and 268,000 ounces for the prior year period. Mining was completed at Misima in May 2001, but processing of stockpiled ore is anticipated to continue into 2004.

(7)The Kidston Mine was closed down in July 2001 due to the depletion of ore.

(8)Osborne produces copper concentrate with gold as a by-product, therefore, gold unit costs are not applicable.

(9)Gold and silver are accounted for as co-products at La Coipa Mine. Gold equivalent ounces are calculated using a ratio of the silver market price to gold market price for purposes of calculating costs per equivalent ounce of gold. The equivalent ounces of gold produced at La Coipa were 70,880 ounces and 73,349 ounces for the six months ended June 30, 2002 and 2001 respectively. At La Coipa, production for silver was 1.8 million ounces for the six months ended June 30, 2002 and 2.6 million ounces for the prior year period

                                PLACER DOME INC.
                       CONSOLIDATED STATEMENTS OF EARNINGS
                       (millions of United States dollars,
                 except share and per share amounts, U.S. GAAP)
                                   (unaudited)

                                                --------------------------------
                                                             JUNE 30
                                                --------------------------------
                                                  SECOND QUARTER   SIX MONTHS
                                                --------------------------------
                                                   2002   2001    2002   2001
                                                    $      $       $      $
   -----------------------------------------------------------------------------
   Sales (note 3(a)) ............................   276    302     579    643
   Cost of sales ................................   164    175     320    369
   Depreciation and amortization ................    38     38      89     92
   -----------------------------------------------------------------------------
   MINE OPERATING EARNINGS (note 3(b)) ..........    74     89     170    182
   -----------------------------------------------------------------------------
   General and administrative ...................    10     12      19     22
   Exploration ..................................    12     10      19     18
   Technology, resource development and other ...    10     13      18     23
   -----------------------------------------------------------------------------
   OPERATING EARNINGS ...........................    42     54     114    119
   -----------------------------------------------------------------------------
   Non-hedge derivative gains (losses) ..........    10      6      13    (22)
   Investment and other business income .........    14      7      21     14
   Interest and financing .......................   (16)   (18)    (32)   (35)
   -----------------------------------------------------------------------------
   EARNINGS BEFORE TAXES AND OTHER ITEMS ........    50     49     116     76
   -----------------------------------------------------------------------------
   Income and resource taxes ....................    (9)   (12)    (32)   (22)
   Equity earnings of associates ................     -     (2)      1     (1)
   Minority interests ...........................     1     (2)      -     (4)
   -----------------------------------------------------------------------------
   NET EARNINGS .................................    42     33      85     49
   -----------------------------------------------------------------------------
   COMPREHENSIVE INCOME .........................    45     33      90     50
   -----------------------------------------------------------------------------
   PER COMMON SHARE
        Net earnings ............................  0.13   0.10    0.26   0.15
        Diluted net earnings ....................  0.13   0.10    0.26   0.15
        Dividends ...............................     -      -    0.05   0.05
   -----------------------------------------------------------------------------
   WEIGHTED AVERAGE NUMBER OF COMMON SHARES
   (MILLIONS)
        Basic ...................................  330.4  327.7   329.8  327.7
        Diluted .................................  332.7  327.7   332.1  327.7
   -----------------------------------------------------------------------------

        (See accompanying notes to the consolidated financial statements)

                                PLACER DOME INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 (millions of United States dollars, U.S. GAAP)
                                   (unaudited)

                                                --------------------------------
                                                             JUNE 30
                                                --------------------------------
                                                  SECOND QUARTER   SIX MONTHS
                                                --------------------------------
                                                   2002   2001    2002   2001
                                                    $      $       $      $
   -----------------------------------------------------------------------------
   OPERATING ACTIVITIES
   Net earnings .................................    42     33      85     49
   Add (deduct) non cash items
      Depreciation and depletion ................    38     38      89     92
      Amortization of stripping (note2(a)) ......     9     17      18     33
      Unrealized losses (gains) on  derivatives .   (11)   (11)    (17)    11
      Deferred reclamation ......................     3      6       6      2
      Deferred income and resource taxes ........   (11)    12      12     10
      Other items, net ..........................     2      3       5      5
   Change in non-cash operating working capital .     9      3     (18)    20
   -----------------------------------------------------------------------------
   Cash from operations .........................    81    101     180    222
   -----------------------------------------------------------------------------
   INVESTING ACTIVITIES
   Property, plant and equipment ................   (45)   (65)    (75)  (118)
   Short-term investments .......................     -      1       -     (3)
   Disposition of assets ........................     3      -       6      1
   Other, net ...................................     1     (1)      -     (1)
   -----------------------------------------------------------------------------
                                                    (41)   (65)    (69)  (121)
   -----------------------------------------------------------------------------
   FINANCING ACTIVITIES
   Short-term debt ..............................    (3)     9      (2)     9
   Long-term debt and capital leases ............    (1)     1     (34)     -
   Common shares issued .........................    11      2      23      2
   Redemption of minority interest ..............    (5)     -      (5)     -
   Dividends paid
      Common shares .............................     -      -     (16)   (16)
      Minority interest .........................    (1)    (1)     (1)    (4)
   -----------------------------------------------------------------------------
                                                      1     11     (35)    (9)
   -----------------------------------------------------------------------------
   INCREASE IN CASH AND CASH EQUIVALENTS ........    41     47      76     92
   -----------------------------------------------------------------------------
   CASH AND CASH EQUIVALENTS
   Beginning of period ..........................   468    376     433    331
   -----------------------------------------------------------------------------
   End of period ................................   509    423     509    423
   -----------------------------------------------------------------------------
          (See accompanying notes to consolidated financial statements)

                                PLACER DOME INC.
                           CONSOLIDATED BALANCE SHEETS
                 (millions of United States dollars, U.S. GAAP)
                                   (unaudited)

                                     ASSETS

                                                     ------------------------
                                                       JUNE 30   DECEMBER 31
                                                        2002        2001
                                                         $           $
-----------------------------------------------------------------------------
Current assets
     Cash and cash equivalents ......................     509        433
     Short-term investments .........................       6          6
     Accounts receivable ............................      76         95
     Income and resource tax assets .................       4          7
     Inventories (note 4) ...........................     169        160
-----------------------------------------------------------------------------
                                                          764        701
-----------------------------------------------------------------------------
Investments .........................................      58         58
Other assets (note 5) ...............................     148        145
Deferred income and resource taxes ..................     124        124
Property, plant and equipment
    Cost ............................................   3,783      3,911
    Accumulated depreciation and amortization .......  (2,131)    (2,228)
-----------------------------------------------------------------------------
                                                        1,652      1,683
-----------------------------------------------------------------------------
                                                        2,746      2,711
-----------------------------------------------------------------------------

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                     ------------------------
                                                        JUNE 30  DECEMBER 31
                                                         2002       2001
                                                          $          $
-----------------------------------------------------------------------------
Current liabilities
    Accounts payable and accrued liabilities .......      117      140
    Short-term debt ................................        -        2
    Income and resource taxes payable ..............       27       25
    Current portion of long-term debt and capital
    leases .........................................      203       35
-----------------------------------------------------------------------------
                                                          347      202
-----------------------------------------------------------------------------
Long-term debt and capital leases ..................      605      807
Deferred credits and other liabilities .............      171      179
Deferred income and resource taxes .................      175      167
Minority interests in subsidiaries .................        7       13
Commitments and contingencies (note 6, 7)
Shareholders' equity ...............................    1,441    1,343
-----------------------------------------------------------------------------
                                                        2,746    2,711
-----------------------------------------------------------------------------
          (See accompanying notes to consolidated financial statements)

                                PLACER DOME INC.
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
      (millions of United States dollars, except share amounts, U.S. GAAP)
                                   (unaudited)

                                                    -------------------------------------
                                                                    JUNE 30
                                                    -------------------------------------
                                                        SECOND QUARTER      SIX MONTHS
                                                    -------------------------------------
                                                        2002     2001      2002    2001
                                                         $        $         $       $
-----------------------------------------------------------------------------------------
Common shares, beginning of period ..................   1,271    1,248    1,259    1,248
Exercise of options .................................      11        2       23        2
-----------------------------------------------------------------------------------------
COMMON SHARES (i), END OF PERIOD (NOTE 8) ...........   1,282    1,250    1,282    1,250
-----------------------------------------------------------------------------------------
Unrealized gain on securities, beginning of period ..       3        1        1        1
Holding gains .......................................       2        -        4        -
-----------------------------------------------------------------------------------------
Unrealized gain on securities, end of period ........       5        1        5        1
-----------------------------------------------------------------------------------------
Unrealized hedging, beginning of period .............       1        1        1        -
Holding gains .......................................       1        -        1        1
-----------------------------------------------------------------------------------------
Unrealized hedging, end of period ...................       2        1        2        1
-----------------------------------------------------------------------------------------
Cumulative translation adjustment ...................     (50)     (29)     (50)     (29)
-----------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME ..............     (43)     (27)     (43)     (27)
-----------------------------------------------------------------------------------------
Contributed surplus, opening ........................      58       52       57       52
Stock-based compensation ............................       -        -        1        -
-----------------------------------------------------------------------------------------
CONTRIBUTED SURPLUS, CLOSING ........................      58       52       58       52
-----------------------------------------------------------------------------------------
Retained earnings, beginning of period ..............     102      241       75      241
  Net earnings ......................................      42       33       85       49
  Common share dividends ............................       -        -      (16)     (16)
-----------------------------------------------------------------------------------------
RETAINED EARNINGS, END OF PERIOD ....................     144      274      144      274
-----------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY ................................   1,441    1,549    1,441    1,549
-----------------------------------------------------------------------------------------

(i) Preferred shares - unlimited shares authorized, no par value, none issued. Common shares - unlimited shares authorized, no par value, issued and outstanding at June 30, 2002 - 330,783,985 shares (December 31, 2001-328,608,666 shares).

          (see accompanying notes to consolidated financial statements)

                                PLACER DOME INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (unaudited)
    (all tabular amounts are in millions of United States dollars, U.S. GAAP)

1. The accompanying interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. They do not include all of the disclosures required by generally accepted accounting principles for annual financial statements. In the opinion of management, the adjustments considered necessary for fair presentation, all of which are of a normal and recurring nature, have been included in these financial statements. Operating results for the six months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2002. For further information, see the Corporation's consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Business Report and Annual Information Form/Form 40-F for the year ended December 31, 2001.

     The Corporation also prepares a management's discussion and analysis and consolidated financial statements in accordance with Canadian generally accepted accounting principles ("GAAP") as included in note 9. The consolidated net earnings under Canadian GAAP were $81 million and $58 million for the six months ended June 2002 and 2001, respectively and $36 million and $24 million for the second quarter of 2002 and 2001, respectively.

     Certain amounts for 2001 have been reclassified to conform with current year's presentation.

2.   Change in Accounting Policies and Recent Accounting Pronouncements

     (a) For the purpose of reporting operating statistics, effective January 1, 2002, Placer Dome is classifying the amortization of deferred stripping costs as cash cost instead of non-cash cost in accordance with the Gold Institute's revised disclosure standard. As a consequence, amortization of deferred stripping costs which previously was charged through depreciation and depletion expense is now charged through cost of sales. For the three months and six months period ended June 30, 2001, $17 million and $33 million respectively, were reclassified from depreciation and depletion expense to cost of sales for comparative purposes with no impact to net earnings.

     (b) In June 2001, the FASB issued SFAS 142, "GOODWILL AND OTHER INTANGIBLE ASSETS", which requires that goodwill and certain intangibles no longer be amortized, but instead tested for impairment at least annually. SFAS 142 was adopted on January 1, 2002, and it did not have an impact on Placer Dome's financial position and results of operations.

          In  August  2001,  the  FASB  issued  SFAS  144,  "ACCOUNTING  FOR THE
          IMPAIRMENT OR DISPOSAL OF LONG-LIVED Assets". While SFAS 144 supersedes SFAS 121, "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF", it retains the basic principles of SFAS 121 and addresses implementation issues that arose with SFAS 121. SFAS 144 was adopted on January 1, 2002, and it did not have an impact on Placer Dome's financial position and results of operations.

     (c) In June 2001, the FASB issued SFAS 143, "ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS". SFAS 143, which comes into effect for fiscal years beginning after June 15, 2002, requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which it is incurred. A corresponding increase to the carrying amount of the related asset will generally be recorded and will be depreciated over the life of the asset. The amount of the liability will be subject to re-measurement at each reporting period. This differs from the current practice which involves accruing for the estimated reclamation and closure liability through annual charges to earnings over the estimated life of the mine. Placer Dome is currently evaluating the impact of SFAS 143 and will adopt the new policy on January 1, 2003.

3.   Business Segments

     Substantially all of Placer Dome's operations are within the mining sector. Due to the geographic and political diversity, Placer Dome's mining operations are decentralized whereby Mine General Managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. Major products are gold, silver and copper produced from mines located in Canada, the U.S., Australia, Papua New Guinea, South Africa and Chile.

     (a)  Sales revenue

                                          --------------------------------------
                                                      SALES BY METAL
                                          --------------------------------------
                                                         JUNE 30
                                          --------------------------------------
                                             SECOND QUARTER    SIX MONTHS
                                          --------------------------------------
                                             2002    2001      2002    2001
                                              $       $         $       $
          ----------------------------------------------------------------------
          Gold ..........................     210     230       440     490
          Copper ........................      64      70       137     150
          Other .........................       2       2         2       3
          ----------------------------------------------------------------------
                                              276     302       579     643
          ----------------------------------------------------------------------

     (b)  Segment profit (loss) and revenue

                                          --------------------------------------
                                                  SALES REVENUE BY MINE
                                          --------------------------------------
                                                         JUNE 30
                                          --------------------------------------
                                             SECOND QUARTER    SIX MONTHS
                                          --------------------------------------
                                                2002   2001    2002  2001
                                                 $      $       $     $
          ----------------------------------------------------------------------
          CANADA
             Campbell ........................    13    12      28    27
             Dome ............................    20    22      37    47
             Musselwhite .....................     8    10      19    23
          ----------------------------------------------------------------------
                                                  41    44      84    97
          ----------------------------------------------------------------------
          UNITED STATES
             Bald Mountain ...................    12     8      22    15
             Cortez ..........................    53    49     103    95
             Getchell ........................     3     -      10     -
             Golden Sunlight .................     6    18      13    33
          ----------------------------------------------------------------------
                                                  74    75     148   143
          ----------------------------------------------------------------------
          PAPUA NEW GUINEA
             Misima ..........................    13    12      24    27
             Porgera .........................    27    28      54    53
          ----------------------------------------------------------------------
                                                  40    40      78    80
          ----------------------------------------------------------------------
          AUSTRALIA
             Granny Smith ....................    26    14      47    34
             Kidston(i) ......................     -    17       -    36
             Osborne .........................    18    24      35    44
          ----------------------------------------------------------------------
                                                  44    55      82   114
          ----------------------------------------------------------------------
          CHILE
             Zaldivar ........................    50    49     108   111
          ----------------------------------------------------------------------
          SOUTH AFRICA
             South Deep ......................    14    11      26    21
          ----------------------------------------------------------------------
          METAL HEDGING REVENUE REALIZED .....    13    28      53    77
          ----------------------------------------------------------------------

                                                 276   302     579   643
          ----------------------------------------------------------------------

                                             -----------------------------------
                                                   MINE OPERATING EARNINGS
                                             -----------------------------------
                                                          JUNE 30
                                             -----------------------------------
                                                SECOND QUARTER     SIX MONTHS
                                             -----------------------------------
                                                 2002     2001    2002    2001
                                                  $        $       $       $
         -----------------------------------------------------------------------
          CANADA
             Campbell ........................      3      (1)      5      (3)
             Dome ............................     (1)      -      (2)     (1)
             Musselwhite .....................     (1)      1       -       1
         -----------------------------------------------------------------------
                                                    1       -       3      (3)
         -----------------------------------------------------------------------
          UNITED STATES
             Bald Mountain ...................      6      (1)      8      (4)
             Cortez ..........................     23      20      43      41
             Golden Sunlight .................     (3)      5      (3)      7
         -----------------------------------------------------------------------
                                                   26      24      48      44
         -----------------------------------------------------------------------
          PAPUA NEW GUINEA
             Misima ..........................      5       2       8       4
             Porgera .........................      3       4       5       4
         -----------------------------------------------------------------------
                                                    8       6      13       8
         -----------------------------------------------------------------------
          AUSTRALIA
             Granny Smith ....................     14       5      25       8
             Kidston(i) ......................      -       4       -       5
             Osborne .........................      2       6       5       9
         -----------------------------------------------------------------------
                                                   16      15      30      22
         -----------------------------------------------------------------------
          CHILE
             Zaldivar ........................      8      15      21      33
         -----------------------------------------------------------------------
          SOUTH AFRICA
             South Deep ......................      4       1       7       2
         -----------------------------------------------------------------------
          METAL HEDGING REVENUE REALIZED .....     13      28      53      77
          OTHER ..............................     (2)      -      (5)     (1)
         -----------------------------------------------------------------------

                                                   74      89     170     182
         -----------------------------------------------------------------------

               (i) The Kidston Mine was closed in July 2001 due to the depletion of ore.

4.   Inventories comprise the following:

                                                          ----------------------
                                                            JUNE 30  DECEMBER 31
                                                             2002       2001
                                                              $          $
          ----------------------------------------------------------------------
          Product inventories ...........................     27         21
          Metal in circuit ..............................     87         80
          Ore stockpiles ................................     54         61
          Materials and supplies ........................     48         44
          ----------------------------------------------------------------------
                                                             216        206
          Long-term portion of ore stockpiles ...........    (47)       (46)
          ----------------------------------------------------------------------
          Inventories ...................................    169        160
          ----------------------------------------------------------------------

5.   Other assets consist of the following:

                                                          ----------------------
                                                            JUNE 30  DECEMBER 31
                                                             2002       2001
                                                              $          $
          ----------------------------------------------------------------------
          Sale agreement receivable (i) .................     79         75
          Ore stockpiles (note 4) .......................     54         61
          Other .........................................     32         33
          ----------------------------------------------------------------------
                                                             165        169
          Current portion of other assets ...............    (17)       (24)
          ----------------------------------------------------------------------
                                                             148        145
          ----------------------------------------------------------------------

          (i) In December 2000, Compania Minera Zaldivar completed the sale of some of its water rights for a sum of $135 million, receivable in fifteen equal annual installments of $9 million commencing July 1, 2001. On a discounted basis, this resulted in a pre-tax gain of $76 million and a corresponding receivable being recorded in 2000. Imputed interest on the receivable is being accrued monthly.

6.   Consolidated Metals Sales and Currency Programs

     At June 30, 2002, based on the spot prices of $314 per ounce for gold, $4.82 per ounce for silver and $0.75 per pound for copper, the mark-to-market values of Placer Dome's precious metals and copper sales programs were approximately $223 million and negative $2 million, respectively. For the currency program, if Placer Dome closed out its currency forward and option contracts on June 30, 2002, the cost would have been approximately $6 million (based on foreign exchanges rates of C$/US$1.5187 and A$/US$1.7655), all of which has been recognized through earnings or other comprehensive income.

At June 30, 2002, Placer Dome's consolidated metals sales program consists of:

                                    -------------------------------------------------------
                                     2002   2003   2004   2005   2006   2007   2008+ TOTAL
-------------------------------------------------------------------------------------------
GOLD (000's ounces):
-------------------------------------------------------------------------------------------
Fixed forward contracts
   Amount ........................    578    486    445    697    498    230    400  3,334
   Average price (i) ($/oz.) .....    379    430    410    352    336    352    364    375
Fixed interest floating lease rate
contracts
   Amount ........................      -     84    110    148    317    517  2,234  3,410
   Average price (i) ($/oz.) .....      -    381    350    483    427    443    482    464
 Call options sold and cap
 agreements(ii)
   Amount ........................    400    910    490    230    180    100    200  2,510
   Average price ($/oz.) .........    334    351    348    365    359    367    394    354
 Call options purchased  (iii)
   Amount ........................    340    445      -      -      -      -      -    785
   Average price ($/oz.) .........    439    450      -      -      -      -      -    445
-------------------------------------------------------------------------------------------
Total committed
   Amount ........................    638  1,035  1,045  1,075    995    847  2,834  8,469
------------------------------------------------------------------------------------------
Put options purchased (ii)
   Amount ........................    425    635    240      -      -      -      -  1,300
   Average price ($/oz.) .........    290    301    300      -      -      -      -    297
------------------------------------------------------------------------------------------
Put options sold
   Amount ........................    890    835    395     80     80      -      -  2,280
   Average price .................    270    270    266    250    250      -      -    268
------------------------------------------------------------------------------------------
SILVER (000's ounces):
------------------------------------------------------------------------------------------
Fixed forward contracts
   Amount ........................  1,200  1,400      -      -      -      -      -  2,600
   Average price (i) ($/oz.) .....   5.41   5.61      -      -      -      -      -   5.52
Call options sold
   Amount ........................  1,000  1,200      -      -      -      -      -  2,200
   Average price ($/oz.) .........   7.18   5.50      -      -      -      -      -   6.26
------------------------------------------------------------------------------------------
Total committed
   Amount ........................  2,200  2,600      -      -      -      -      -  4,800
------------------------------------------------------------------------------------------
Put options purchased (ii)
   Amount ........................  1,250  1,200      -      -      -      -      -  2,450
   Average price ($/oz.) .........   5.46   4.90      -      -      -      -      -   5.19
------------------------------------------------------------------------------------------
 COPPER (millions of pounds):
------------------------------------------------------------------------------------------
Fixed forward contracts
   Amount ........................   45.2      -      -      -      -      -      -   45.2
   Average price ($/lb.) .........   0.74      -      -      -      -      -      -   0.74
Call options sold
   Amount ........................   19.8      -      -      -      -      -      -   19.8
   Average price ($/lb.) .........   0.75      -      -      -      -      -      -   0.75
------------------------------------------------------------------------------------------
Total committed
   Amount ........................   65.0      -      -      -      -      -      -   65.0
------------------------------------------------------------------------------------------
Put options sold
   Amount ........................   18.7      -      -      -      -      -      -   18.7
   Average price ($/lb.) .........   0.66      -      -      -      -      -      -   0.66
------------------------------------------------------------------------------------------

(i)  Forward sales contracts include:

     a) Fixed forward contracts - a sales contract where the interest rate and gold lease rate of the contract are fixed to the maturity of the contract. The average price is based on the price at the maturity of the contract.

     b) Fixed interest floating lease rate contracts - a sales contract which has the U.S. dollar interest rate fixed to the maturity of the contract. Gold lease rates are reset at rollover dates ranging from 3 months to 3 years. The average price reflects the expected value to maturity of the contracts based on assumed gold lease rates.

(ii) Put and call options and cap agreements are disclosed based on the intended delivery date of the option. The expiry date of the option may differ from the intended delivery date. The average price is based on the exercise price of the options. Cap agreements and put options, representing approximately 9% of 2003 production, can be extended to 2004 at the counterparty's option. The option expires before December 31, 2002.

(iii)All call options were purchased in conjunction with a forward sale of the same amount and maturity. Therefore, the amount of call options purchased offsets the committed ounces of the corresponding forward sale. The combined instrument has the same economic substance as a purchased put option. However, the separate instruments may involve more than one, and different, counterparties.

Forward sales contracts establish a selling price for future production at the time they are entered into, thereby limiting the risk of declining prices but also limiting potential gains on price increases.

Put options purchased by the Corporation establish a minimum sales price for the production covered by such put options and permit the Corporation to participate in any price increases above the strike price of such put options.

Put options sold by the Corporation are sold in conjunction with a forward sales contract or with the purchase of a higher strike put option. A put option sold gives the put buyer the right, but not the obligation, to sell gold to the put seller at a predetermined price on a predetermined date.

Call options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase production from the Corporation at a predetermined price on the exercise date of the option.

Cap agreements represent sales contracts requiring physical delivery of gold at the prevailing spot price or the cap option price at the expiry date of the contract.

Call options purchased by the Corporation provide the Corporation with the right, but not the obligation, to purchase the commodity from the counter-party at a predetermined price on the exercise date of the option.

At June 30, 2002, Placer Dome's consolidated foreign currency program consists of:

--------------------------------------------------------------------------------
                               MATURITY PERIOD       QUANTITY      AVERAGE PRICE
                                (TO THE YEAR)    (MILLIONS OF US$)   (PER US$)
--------------------------------------------------------------------------------
CANADIAN DOLLARS
    Fixed forward contracts ....... 2003             $ 16            $ 1.5178
    Put options sold .............. 2003             $ 24            $ 1.5764
    Total committed dollars .......                  $ 40            $ 1.5529
    Call options purchased ........ 2003             $ 24            $ 1.5038
AUSTRALIAN DOLLARS
    Fixed forward contracts ....... 2006             $113            $ 1.9585
    Put options sold .............. 2004             $ 69            $ 1.4493
    Total committed dollars .......                  $182            $ 1.7899
    Call options purchased ........ 2004             $117            $ 1.3963
--------------------------------------------------------------------------------

Fixed forward contracts establish an exchange rate of U.S. dollar to the operating currency of the region at the time they are entered into, thereby limiting the risk of exchange rate fluctuations.

Put options sold by the Corporation provide the buyer with the right, but not the obligation, to purchase U.S. dollars from the Corporation at a predetermined exchange rate on the exercise date of the options.

Call options purchased by the Corporation establish a minimum exchange rate for converting U.S. dollars to the operating currency of the region for the amount hedged, but permit the Corporation to participate in any further weakness in the hedged currency.

7.   Commitments and Contingencies

     (a) At June 30, 2002, Placer Dome has outstanding commitments aggregating approximately $15 million under capital expenditure programs.

     (b) The Golden Sunlight Mine is presently a co-defendant with the Montana Department of Environmental Quality ("DEQ") in a lawsuit filed in the Montana District Court by five environmental groups against the Record of Decision that was issued by the DEQ on June 29, 1998. The lawsuit alleges that the expansion approval by DEQ violates certain Montana regulations and the Montana Constitution because the permit conditions do not include certain reclamation requirements, primarily the partial backfilling of the open pit, the cost of which has been estimated at approximately $20 million. No additional closure accruals have been made for the partial backfill option. The plaintiff groups filed a Motion for Summary Judgment on the issues, and in February 2000, the court ruled that the Montana Metal Mine Reclamation Act required the DEQ to impose a partial pit backfilling requirement.

           In a Special Session of the Montana Legislature (the "Legislature") held in May 2000, the Legislature enacted an amendment to the statute in question which provides that backfilling open pits is not required unless necessary to meet air and water quality standards. Following that amendment, the DEQ affirmed its earlier Record of Decision. The plaintiffs then filed an amended complaint generally challenging the new affirmance and the constitutionality of the new enactment, followed by a motion for summary judgment seeking a declaration that the May 18, 2000 enactment violates the constitution by not requiring backfill, and that the Record of Decision based on the enactment should be set aside. On March 21, 2002, the District Court ruled that
           Section 82-4-336(9)(c) of the Montana Metal Mine Reclamation Act ("MMRA") violates the Montana Constitution as it eliminates an effective reclamation tool, and that the Record of Decision based thereon should be set aside. On June 27, 2002, the Court entered the judgment based on the March 21 ruling. The judgment requires the DEQ to proceed to implement partial backfill as the reclamation option for amendment 010 to the Golden Sunlight operating plan in accordance with the procedures required by the MMRA and to make appropriate adjustments to the reclamation bond sufficient to ensure reclamation under the partial pit backfill alternative. In accordance with these procedures, Golden Sunlight intends to present its concerns as to the unsuitability of backfill as the appropriate method of reclamation and to seek an appropriate amendment to the Record of Decision. Golden Sunlight believes that the final record will support a more environmentally protective reclamation alternative than partial backfill and accordingly no additional closure accrual has been made. Mining in accordance with the permit is expected to continue during these proceedings.

      (c) In addition to the above, reference is made to note 18 to the 2001 Consolidated Financial Statements included in the Annual Business Report and Annual Information Form/Form 40-F. Placer Dome is subject to various investigations, claims and legal and tax proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to Placer Dome. The Corporation has established accruals for matters that are probable and can be reasonably estimated based on management's assessment of the risks.

      (d) On May 26, 2002, Placer Dome announced a proposal to acquire all of the outstanding shares of Australian gold producer AurionGold Limited ("AurionGold") by offering 17.5 Placer Dome shares per 100 AurionGold shares. The offer is subject to certain conditions, including Placer Dome acquiring at least 50.1% of the outstanding AurionGold shares. The offer expires on August 7, 2002.

8.   Common Shares

     The Corporation follows the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-based Compensation", for stock options granted to employees and directors. Had compensation cost for these grants been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Corporation's earnings and earnings per share would have been adjusted to the pro forma amounts indicated below:

                                               ---------------------------------
                                                            JUNE 30
                                               ---------------------------------
                                                SECOND QUARTER     SIX MONTHS
                                               ---------------------------------
                                                  2002    2001    2002   2001
                                                   $       $       $      $
     ---------------------------------------------------------------------------
     Earnings - as reported ....................   42      33      85      49
     Earnings - pro forma ......................   40      29      80      41
     Earnings per share - as reported .......... 0.13    0.10    0.26    0.15
     Earnings per share - pro forma ............ 0.12    0.09    0.24    0.12
     ---------------------------------------------------------------------------


9.   Canadian Generally Accepted Accounting Principles

     The consolidated financial statements of Placer Dome Inc. have been prepared in accordance with accounting principles generally accepted in the U.S. and the accounting rules and regulations of the Securities and Exchange Commission ("U.S. GAAP") which differ in certain material respects from those principles and practices that Placer Dome would have followed had its consolidated financial statements been prepared in accordance with accounting principles and practices generally accepted in Canada ("Canadian GAAP"). Some of the significant differences between Canadian and U.S. GAAP that impact the consolidated financial statements of Placer Dome include the following:

     (i) The investment in La Coipa (50%) is in the form of an incorporated joint venture. Under U.S. GAAP, La Coipa is accounted for on an equity basis, whereas under Canadian GAAP the investment is proportionately consolidated.

     (ii) Under U.S. GAAP, metals option (puts and calls) contracts which are not settled through physical delivery and foreign currency forward and option (puts and calls) contracts that are used for managing non-specific foreign cost exposures are marked-to-market with the change in value recorded in earnings in the period as non-hedge derivative gains (losses). Under Canadian GAAP, all such contracts are accounted for off balance sheet with the exception of open call positions which follow the same accounting as U.S. GAAP. Under Canadian GAAP, gains (losses) realized on metals option contracts are included in sales, and gains (losses) realized on foreign currency forward and option contracts are included in cost of sales.

     (iii)Preferred Securities, under U.S. GAAP, are accounted for as long-term debt. Under Canadian GAAP, these securities are accounted for as equity with the related interest expense reported as dividend. On redemption of the Preferred Securities, gains are reported in the statement of earnings as investment income under U.S. GAAP, whereas under Canadian GAAP, it is credited to contributed surplus.

          In addition to the above, reference is made to note 20 to the 2001 Consolidated Financial Statements included in the Annual Business Report and Annual Information Form/Form 40-F. Had Placer Dome followed Canadian GAAP, the Management's Discussion and Analysis, the Consolidated Statement of Earnings, Retained Earnings, Cash Flows and Balance Sheets would have been as follows:

(a)  Management's Discussion and Analysis


                                       -----------------------------------------
                                                        JUNE 30
                                       -----------------------------------------
                                        SECOND QUARTER            SIX MONTHS
                                       -----------------------------------------
                                       2002        2001        2002        2001
--------------------------------------------------------------------------------
FINANCIAL ($ MILLIONS)
Sales ............................      287         311         602         662
Mine operating earnings
      Gold .......................       65          57         143         120
      Copper .....................        8          19          21          39
      Other ......................       (3)         (1)         (3)         (2)
--------------------------------------------------------------------------------
                                         70          75         161         157
--------------------------------------------------------------------------------
Net earnings .....................       36          24          81          58
Cash flow from operations ........       90         106         191         232
--------------------------------------------------------------------------------
PRODUCTION AND SALES VOLUMES
Gold (000s ozs)
      Group's share production ...      670         747       1,336       1,441
      Consolidated production ....      677         774       1,351       1,497
      Consolidated sales .........      663         777       1,354       1,593
Copper (000s lbs)
      Production .................  108,323      99,466     214,804     199,320
      Sales ......................   96,474     101,119     206,370     207,269
--------------------------------------------------------------------------------
AVERAGE PRICES AND COSTS
Gold ($/oz)
      Group's share price realized      334         304         344         316
      London spot price ..........      313         268         302         266
      Group's share cash cost ....      182         179         179         186
      Group's share total cost ...      231         230         235         243
Copper ($/lb)
      Price realized .............     0.72        0.76        0.72        0.78
      London spot price ..........     0.73        0.75        0.72        0.78
      Cash cost ..................     0.47        0.45        0.44        0.45
      Total cost .................     0.64        0.58        0.61        0.60
--------------------------------------------------------------------------------

     Consolidated net earnings in accordance with Canadian GAAP for the first half of 2002 were $81 million ($0.22 per share after interests on preferred securities), compared with $58 million ($0.16 per share) for the same period in 2001.

     Mine operating earnings for the first six months of 2002 were $161 million, an increase of 3% or $4 million over 2001 due to higher contribution from gold, offset by lower contribution from copper.

     Gold operating earnings increased by 19% to $143 million in the first six months of 2002 compared with 2001 due to higher realized prices and lower costs, partially offset by lower sales volume. Gold sales revenue for the current period was $452 million compared with $497 million in the prior year period, a decline of 9%, reflecting a $28 per ounce increase (or 9%) in the average realized price offset by a 15% decline in sales volume. The higher sales volume in 2001 reflected a draw-down of inventory whereby sales were 96,000 ounces higher than production in the six-month period. Under Placer Dome's precious metals sales program, the Corporation realized an average price of $344 per ounce for gold, a premium of $42 per ounce over the average spot price and contributing $56 million to revenue. Consolidated gold production for the first half of 2002 decreased by 10% to 1,351,000 ounces over the 2001 period. The decrease is primarily due to the closure of the Kidston Mine in July 2001, reduced production from the Golden Sunlight and Misima mines as they approach the end of their mine lives, partially offset by increased production at a number of operations. Placer Dome's share of cash and total production costs per ounce for the six-month period were $179 and $235, respectively, compared with $186 and $243 in the 2001 period. The overall decline in Placer Dome's cash and total production costs is attributed to improved performances at the Granny Smith, Campbell and Bald Mountain mines.

     Copper operating earnings of $21 million in the first half of 2002 were 46% lower than 2001 due to lower realized prices. Copper sales revenue for the six-month period was $137 million compared with $150 million in 2001 reflecting an 8% decline in the average realized price and slightly lower sales volume due to an eight million pound build-up of copper inventory. Consolidated copper production in the first half of 2002 was 214.8 million pounds (97,430 tonnes), up 8% from the prior year period. Placer Dome's share of cash and total production costs per pound of copper for the period were $0.44 and $0.61, respectively, compared with $0.45 and $0.60, respectively, in 2001. The slight increase in total production costs reflects improved operating efficiencies at Osborne, offset by higher costs and depreciation charges at Zaldivar.

     EXPENSES AND OTHER INCOME

     Discretionary spending on general and administrative, exploration, technology, resource development and other totalled $56 million in the first half of 2002, a decline of 11% from $63 million in the year-earlier period. During the first quarter, Placer Dome completed a Special Lease Agreement with the Government of the Dominican Republic to develop the Pueblo Viejo gold project. Approval of the agreement is still pending by the Dominican Congress.

     Investment and other business income in the first six months of 2002 were $22 million compared with $13 million in the year-earlier period. The increase is due to gains on the sale of various assets and foreign exchange gains.

     Interest and financing expenses were $21 million and $24 million in the first half of 2002 and 2001, respectively, reflecting approximately $80 million of debt reduction from June 2001. In addition, there was $3 million of interest capitalized in each of the current and prior year period.

     Excluding the impact of certain unusual tax adjustments, the effective tax rates on pre-tax accounting earnings were 12% and 25% for the first six months of 2002 and 2001, respectively. The decline in the effective tax rate reflects, in part, tax rate reductions in a number of jurisdictions where Placer Dome's operations are located.

     FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

     Cash flow from operations decreased by $41 million to $191 million in the first half of 2002 compared with the corresponding period in 2001. The decrease of 18% reflects an increase in the investment in non-cash working capital and lower copper earnings. The net increase in non-cash working capital in 2002 primarily reflects a build-up of product inventory as well as net movements in receivables and payables due to the timing of sales, receipts and payments. Also in 2001, there was a significant draw-down in inventory with sales being 96,000 ounces higher than production in the six-month period.

     Expenditures on property, plant and equipment in the first six months of 2002 amounted to $77 million, a decrease of $45 million compared with the 2001 period. The expenditures included outlays of $19 million (2001 - $33 million) for Placer Dome's share of development costs at the Porgera and Granny Smith mines and $23 million for the main shaft and underground development at the South Deep Mine (2001 - $20 million).

     Consolidated current and long-term debt balances at June 30, 2002 were $549 million, compared with $585 million at December 31, 2001. Financing activities in the first six months of 2002 included net long-term debt and capital lease repayments of $34 million (2001 - nil), short-term debt repayments of $2 million (2001 - borrowings of $11 million), redemption of minority interest related to the investment in Kidston Mine of $5 million (2001 - nil), and dividend payments of $24 million (2001 - $27 million). Also, there was the receipt of $23 million in the first half of 2002 related to the issuance of common shares on the exercise of stock options, an increase of $21 million from the corresponding period in 2001.

     On June 30, 2002, consolidated cash and short-term investments amounted to $518 million, an increase of $78 million from the beginning of the year. Of the consolidated balance of cash and short-term investments, $495 million was held by the Corporation and its wholly owned subsidiaries and $23 million by other subsidiaries. Placer Dome also has approximately $724 million of undrawn bank lines of credit available.

(b)  Consolidated Financial Statements

                                           -------------------------------------
                                                      CANADIAN BASIS
                                            CONSOLIDATED STATEMENTS OF EARNINGS
                                                        (UNAUDITED)
                                           -------------------------------------
                                                          JUNE 30
                                           -------------------------------------
                                               SECOND QUARTER      SIX MONTHS
                                           -------------------------------------
                                                2002     2001     2002     2001
                                                 $        $        $        $
--------------------------------------------------------------------------------
Sales ....................................       287      311      602      662
Cost of sales ............................       173      188      339      394
Depreciation and depletion ...............        44       48      102      111
--------------------------------------------------------------------------------
MINE OPERATING EARNINGS ..................        70       75      161      157
--------------------------------------------------------------------------------
General and administrative ...............        10       12       19       22
Exploration ..............................        12       10       19       18
Technology, resource development and other        10       13       18       23
--------------------------------------------------------------------------------
OPERATING EARNINGS .......................        38       40      105       94
--------------------------------------------------------------------------------
Investment and other business income .....        15        8       22       13
Interest and financing ...................       (10)     (12)     (21)     (24)
--------------------------------------------------------------------------------
EARNINGS BEFORE TAXES AND OTHER ITEMS ....        43       36      106       83
--------------------------------------------------------------------------------
Income and resource taxes ................        (8)     (10)     (25)     (21)
Minority interests .......................         1       (2)       -       (4)
--------------------------------------------------------------------------------
NET EARNINGS .............................        36       24       81       58
--------------------------------------------------------------------------------
NET EARNINGS ATTRIBUTABLE TO COMMON
SHAREHOLDERS .............................        32       21       74       51
--------------------------------------------------------------------------------
PER COMMON SHARE
   Net earnings ..........................      0.10     0.07     0.22     0.16
   Diluted net earnings ..................      0.10     0.07     0.22     0.16
   Dividends .............................         -        -     0.05     0.05
--------------------------------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
OUTSTANDING (MILLIONS)
   Basic .................................     330.4    327.7    329.8    327.7
   Diluted ...............................     332.7    327.7    332.1    327.7
--------------------------------------------------------------------------------

                                           -------------------------------------
                                                      CANADIAN BASIS
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                        (UNAUDITED)
                                           -------------------------------------
                                                          JUNE 30
                                           -------------------------------------
                                               SECOND QUARTER      SIX MONTHS
                                           -------------------------------------
                                                2002     2001     2002     2001
                                                 $        $        $        $
--------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net earnings ...............................      36       24       81       58
Add (deduct) non-cash items
     Depreciation and depletion ............      44       48      102      111
     Amortization of stripping (i) .........       9       17       18       33
     Deferred reclamation ..................       3        6        6        2
     Future income and resource taxes ......     (15)       9        1        4
     Other items, net ......................      (2)      (1)      (1)       5
Change in non-cash operating working capital      15        3      (16)      19
--------------------------------------------------------------------------------
Cash from operations .......................      90      106      191      232
--------------------------------------------------------------------------------
INVESTING ACTIVITIES
     Property, plant and equipment .........     (46)     (66)     (77)    (122)
     Short-term investments ................       -        1        -       (3)
     Disposition of assets .................       3        -        6        1
     Other, net ............................       1       (1)       -       (1)
--------------------------------------------------------------------------------
                                                 (42)     (66)     (71)    (125)
--------------------------------------------------------------------------------
FINANCING ACTIVITIES
Short-term debt ............................      (3)      11       (2)      11
Long-term debt, and capital leases .........      (1)       1      (34)       -
Common shares issued .......................      11        2       23        2
Redemption of minority interest ............      (5)       -       (5)       -
Dividends paid
     Common shares .........................       -        -      (16)     (16)
     Preferred securities ..................      (7)      (5)      (7)      (7)
     Minority interest .....................      (1)      (1)      (1)      (4)
--------------------------------------------------------------------------------
                                                  (6)       8      (42)     (14)
--------------------------------------------------------------------------------
NET INCREASE IN CASH AND CASH EQUIVALENTS ..      42       48       78       93
--------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
     Beginning of period ...................     470      376      434      331
--------------------------------------------------------------------------------
     End of period .........................     512      424      512      424
--------------------------------------------------------------------------------

                                                    ----------------------------
                                                           CANADIAN BASIS
                                                    CONSOLIDATED BALANCE SHEETS
                                                             (UNAUDITED)
                                                    ----------------------------
                                                        JUNE 30      DECEMBER 31
                                                          2002          2001
                                                           $             $
--------------------------------------------------------------------------------
   ASSETS
--------------------------------------------------------------------------------

Current assets
     Cash and cash equivalents .....................       512              434
     Short-term investments ........................         6                6
     Accounts receivable ...........................        77               96
     Income and resource tax assets ................         4                7
     Inventories ...................................       175              166
--------------------------------------------------------------------------------
                                                           774              709
--------------------------------------------------------------------------------
Other assets .......................................       143              142
Future income and resource taxes ...................       124              124
Property, plant and equipment
     Cost ..........................................     4,085            4,229
     Accumulated depreciation and amortization .....    (2,337)          (2,439)
--------------------------------------------------------------------------------
                                                         1,748            1,790
--------------------------------------------------------------------------------
                                                         2,789            2,765
--------------------------------------------------------------------------------

  LIABILITIES AND SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

  Current liabilities
      Short-term debt ..............................         -                2
      Accounts payable and accrued liabilities .....       122              146
      Income and resource taxes payable ............        27               25
      Current portion of long-term debt and capital
      leases .......................................       204               36
--------------------------------------------------------------------------------
                                                           353              209
--------------------------------------------------------------------------------
  Long-term debt and capital leases ................       345              547
  Deferred credits and other liabilities ...........       186              175
  Future income and resource taxes .................       213              216
  Minority interests in subsidiaries ...............         7               13
  Shareholders' equity .............................     1,685            1,605
--------------------------------------------------------------------------------
                                                         2,789            2,765
--------------------------------------------------------------------------------

                                        ----------------------------------------
                                                      CANADIAN BASIS
                                        CONSOLIDATED STATEMENTS OF SHAREHOLDERS'
                                                          EQUITY
                                                       (UNAUDITED)
                                        ----------------------------------------
                                                         JUNE 30
                                        ----------------------------------------
                                             SECOND QUARTER      SIX MONTHS
                                        ----------------------------------------
                                              2002     2001     2002     2001
                                              $         $         $        $
--------------------------------------------------------------------------------
Common shares, opening ...................   1,874    1,851    1,862    1,851
Exercise of options ......................      11        2       23        2
--------------------------------------------------------------------------------
COMMON SHARES, CLOSING (iii) .............   1,885    1,853    1,885    1,853
--------------------------------------------------------------------------------
PREFERRED SECURITIES (ii) ................     257      257      257      257
--------------------------------------------------------------------------------
Contributed surplus, opening .............      51       45       50       45
Stock based compensation .................       -        -        1        -
Options issued on the acquisition of
  Getchell Gold Corp exercised or
  expired in the period                         (2)       -       (2)       -
--------------------------------------------------------------------------------
CONTRIBUTED SURPLUS, CLOSING .............      49       45       49       45
--------------------------------------------------------------------------------
CUMULATIVE TRANSLATION ADJUSTMENT ........     (40)     (40)     (40)     (40)
--------------------------------------------------------------------------------
Deficit, opening .........................    (498)    (281)    (524)    (296)
  Net earnings ...........................      36       24       81       58
  Common share dividends .................       -        -      (16)     (16)
  Preferred securities dividends .........      (4)      (4)      (7)      (7)
--------------------------------------------------------------------------------
DEFICIT, CLOSING .........................    (466)    (261)    (466)    (261)
--------------------------------------------------------------------------------
Shareholders' equity .....................   1,685    1,854    1,685    1,854
--------------------------------------------------------------------------------

(i) For the purpose of reporting operating statistics, effective January 1, 2002, Placer Dome is classifying the amortization of deferred stripping costs as cash cost instead of non-cash cost in accordance with the Gold Institute's revised disclosure standard. As a consequence, amortization of deferred stripping costs which previously was charged through depreciation and depletion expense is now charged through cost of sales. For the three months and six months period ended June 30, 2001, $17 million and $33 million, respectively, were reclassified from depreciation and depletion expense to cost of sales for comparative purposes with no impact to net earnings.

(ii) Preferred shares - unlimited shares authorized, no par value, none issued. Common shares - unlimited shares authorized, no par value, issued and outstanding at June 30, 2002 - 330,783,985 shares (December 31, 2001 - 328,608,666 shares).

      At June 30, 2002, the Corporation had outstanding $185 million 8.625% Series A Preferred Securities and $77 million 8.5% Series B Preferred Securities, due December 31, 2045. The Series A and Series B Preferred Securities are redeemable by the Corporation, in whole or in part, on or after December 17, 2001 and December 17, 2006, respectively, at the principal amount plus accrued and unpaid interest to the date of redemption (hereafter referred to as the "Maturity Amount"). The Corporation may, at its option, pay the Maturity Amount, by delivering Common Shares in which event the holder of the Securities shall be entitled to receive a cash payment equal to the Maturity Amount from proceeds of the sale of the Common Shares on behalf of the holder. Holders of the Securities will not be entitled to receive any Common Shares in satisfaction of the obligation to pay the Maturity Amount.

(iii)Placer Dome has three share option plans, two of which reserve shares of common stock for issuance to employees and directors. At June 30, 2002, there were 9,352,276 vested and 5,709,319 unvested stock options outstanding.

     The Corporation follows the disclosure-only provisions of CICA 3870. "Stock-based Compensation and Other Stock-based Payments", for stock options granted to employees and directors. Had compensation cost for these grants been determined based on the fair value at the grant date consistent with the provisions of CICA 3870, the Corporation's earnings and earnings per share would have been adjusted to the pro forma amounts indicated below:

                                                 -------------------------------
                                                             JUNE 30
                                                 -------------------------------
                                                   SECOND QUARTER   SIX MONTHS
                                                 -------------------------------
                                                   2002   2001     2002    2001
                                                    $      $        $       $
     ---------------------------------------------------------------------------
     Earnings - as reported ......................   36      24      81      58
     Earnings - pro forma ........................   33      20      76      50
     Earnings per share - as reported ............ 0.10    0.07    0.22    0.16
     Earnings per share - pro forma .............. 0.09    0.05    0.21    0.13
     ---------------------------------------------------------------------------


(c)  Business Segments

     Substantially all of Placer Dome's operations are within the mining sector. Due to the geographic and political diversity, Placer Dome's mining operations are decentralized whereby Mine General Managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. Major products are gold, silver and copper produced from mines located in Canada, the U.S., Australia, Papua New Guinea, South Africa and Chile.

     (i)  Product segments on a Canadian Basis

                                       -----------------------------------------
                                                    SALES BY METAL
                                       -----------------------------------------
                                                        JUNE 30
                                       -----------------------------------------
                                             SECOND QUARTER   SIX MONTHS
                                       -----------------------------------------
                                              2002   2001    2002   2001
                                               $      $       $      $
     ---------------------------------------------------------------------------
     Gold ..............................      216    233     452    497
     Copper ............................       64     70     137    150
     Silver ............................        7      7      13     14
     Other .............................        -      1       -      1
     ---------------------------------------------------------------------------
                                              287    311     602    662
     ---------------------------------------------------------------------------

     (ii) Segment profit (loss) on a Canadian Basis

                                       -----------------------------------------
                                            CANADIAN GAAP - SALES BY MINE
                                       -----------------------------------------
                                                        JUNE 30
                                       -----------------------------------------
                                             SECOND QUARTER   SIX MONTHS
                                       -----------------------------------------
                                              2002   2001    2002   2001
                                               $      $       $      $
     ---------------------------------------------------------------------------
     U.S. GAAP (NOTE 3(A)) ............       276    302     579    643
        La Coipa ......................        11      9      21     18
        Metal hedging revenue .........         -      -       2      1
     ---------------------------------------------------------------------------
        CANADIAN GAAP .................       287    311     602    662
     ---------------------------------------------------------------------------

                                       -----------------------------------------
                                       CANADIAN GAAP - MINE OPERATING EARNINGS
                                       -----------------------------------------
                                                       JUNE 30
                                       -----------------------------------------
                                            SECOND QUARTER   SIX MONTHS
                                       -----------------------------------------
                                              2002   2001    2002   2001
                                               $      $       $      $
     ---------------------------------------------------------------------------
     U.S. GAAP (NOTE 3(B)) .............       74     89     170    182
        La Coipa .......................        -     (2)      -     (2)
        Osborne ........................       (1)    (2)     (3)    (5)
        Porgera ........................       (2)    (4)     (5)    (8)
        Metal hedging revenue ..........        -      -       2      1
        Currency hedging loss realized .       (1)    (5)     (3)   (11)
        Other ..........................        -     (1)      -      -
     ---------------------------------------------------------------------------
        CANADIAN GAAP ..................       70     75     161    157
     ---------------------------------------------------------------------------

10.  Subsequent event

     Effective July 1, 2002, Placer Dome (CLA) Limited ("PDCLA") and Kinross Gold Corporation ("Kinross") formed the Porcupine Joint Venture which combined the operations of the Dome mine and mill, the Hoyle Pond, Pamour and Nighthawk Lakes mines as well as the Bell Creek mill. PDCLA owns a 51% interest in and is the operator of the joint venture, while Kinross owns the remaining 49% interest.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              PLACER DOME INC.
                              (Registrant)


Date: July 25, 2002           By:   /S/ GEOFFREY P. GOLD
                                    ------------------------------------------
                                    Geoffrey P. Gold
                                    Vice-President, Associate General Counsel
                                    and Assistant Secretary


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